January 30, 2026

Parker Scott
Chief Executive Officer
Datacentrex, Inc.
470 W 200 N STE 18
Salt Lake City, UT 84103

        Re: Datacentrex, Inc.
            Registration Statement on Form S-3
            Filed January 29, 2026
            File No. 333-293030
Dear Parker Scott:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Richard Friedman